# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECIGEN, INC., CIK 0001356090
CUSIP: 74017N105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20374 SENECA MEADOWS PARKWAY, GERMANTOWN, Maryland (MD), 20876
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001317
Filed by CIK 0001854794

## Reporting persons
- Patient Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 36,006,800; shared voting power 0; sole dispositive power 36,006,800; shared dispositive power 0; aggregate amount beneficially owned 36,006,800 (10.2% of the class)
- Patient Opportunity Trust, a Series of Advisor Managed Portfolios: type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); sole voting power 27,617,612; shared voting power 0; sole dispositive power 27,617,612; shared dispositive power 0; aggregate amount beneficially owned 27,617,612 (7.8% of the class)

## Item 1. Issuer
Name of issuer: PRECIGEN, INC.
Address of issuer's principal executive offices:
20374 SENECA MEADOWS PARKWAY, GERMANTOWN, MARYLAND
20876

## Item 2. Person Filing
Name of person filing:
Patient Capital Management, LLC

Patient Opportunity Trust, a Series of Advisor Managed Portfolios
Address of principal business office or, if none, residence:
ONE SOUTH STREET, SUITE 2550
BALTIMORE, Maryland
21202
Citizenship:
Patient Capital Management, LLC - DELAWARE

Patient Opportunity Trust, a Series of Advisor Managed Portfolios - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Patient Capital Management, LLC is deemed to be the beneficial owner of 36,006,800 shares of common stock. Of that total, Patient Opportunity Trust, a Series of Advisor Managed Portfolios, is deemed to be the beneficial owner of 27,617,612 shares of common stock.
Percent of class: 10.18
Sole power to vote or to direct the vote:
Patient Capital Management, LLC - 36,006,800 Total

Patient Opportunity Trust, a Series of Advisor Managed Portfolios - 27,617,612 of the total
Shared power to vote or to direct the vote:
Patient Capital Management, LLC - 0

Patient Opportunity Trust, a Series of Advisor Managed Portfolios - 0
Sole power to dispose or to direct the disposition:
Patient Capital Management, LLC - 36,006,800 Total

Patient Opportunity Trust, a Series of Advisor Managed Portfolios - 27,617,612 - of the total
Shared power to dispose or to direct the disposition:
Patient Capital Management, LLC - 0

Patient Opportunity Trust, a Series of Advisor Managed Portfolios - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patient Capital Management, LLC: Moira Donovan, Chief Compliance Officer (02/13/2026)
- Patient Opportunity Trust, a Series of Advisor Managed Portfolios: Russell B. Simon, President (02/13/2026)